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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION   --------------------
                             WASHINGTON, D.C. 20549           SEC FILE NUMBER

                                 FORM 12b-25                --------------------
                                                            --------------------
                          NOTIFICATION OF LATE FILING           CUSIP NUMBER

                                                            --------------------

(Check One):  /X/ Form 10-K     / / Form 20-F    / / Form 11-K  / / Form 10-Q
              / / Form N-SAR

              For Period Ended 9/30/98
                              ----------
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: _________________________________



--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION


--------------------------------------------------------------------------------
Full Name of Registrant

       Caprius Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

       Advanced NMR Systems Inc.
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

       46 Jonspin Road, Wilmington, MA 01887
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b)  The subject annual report, semi-annual report, transition report on
 / / Form 10-K Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not filed within the prescribed time period

                                                 (Attach Extra Sheets if Needed)

                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Lisa DiMare                      978                   657-8876
--------------------------------       -----------          ------------------
            (Name)                     (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 /X/ Yes  / / No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



--------------------------------------------------------------------------------


                                  Caprius Inc.
         --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     December 29, 1998               By  Steven A. James, CFO
    ---------------------------------       ------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------

INTENTIONAL MISSTATEMENT OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEC 18 U.S.C. 1001).

--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (sec.232.201 or sec.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (sec.232.13(b) of this chapter).

                                                 [CAPRIUS LOGO]

                                                 CAPRIUS, INC.
                                                 46 Jonspin Road
                                                 Wilmington, MA 01887



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING


PART III - NARRATIVE

On December 3, 1998, Caprius, Inc. (The "Company") announced that it had signed a Letter of Intent ("LOI") to sell its breast MRI technology business and would focus its business strategy on the acquisition and operations of comprehensive breast care centers. On December 17, 1998, the Company announced that the LOI had been terminated and further announced that it would continue to pursue the sale of its technology and focus on the acquisition of breast care centers. The Company is currently in discussions with parties on both strategies. The Company also stated that unless a transaction is completed by the filing of the 10-K, the Company anticipates that it may receive a going concern on its auditor's report for the year end 9/30/98 financial statements.

Consequently, the Company needs additional time to further and more comprehensively define it's strategic plan in the 10-K.


PART IV - OTHER INFORMATION

Net loss for fiscal year 9/30/98 will be $17,518,703 versus a net loss for 9/30/97 of $9,674,772. The fiscal 1998 net loss includes two non-cash charges of $7,097,566 for purchased research & development pursuant to the merger with Advanced Mammography Systems, Inc. in November 1997 and $1,900,000 for the write-down of intangibles related to the Company's rehabilitation business.